Chanson International Holding

January 27, 2021

Via Edgar

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Chanson International Holding (formerly known as RON Holding Limited)
Confidential Draft Registration Statement on Form F-1
Submitted September 30, 2020
CIK No. 0001825349

Dear Mr. Ingram:

This letter is in response to the letter dated October 26, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to RON Holding Limited (the “Company,” “we,” and “our”). Effective on December 18, 2020, the Company changed its name to Chanson International Holding. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Prospectus Summary, page 1

1. Please revise the summary to clearly explain the impact on your operations of COVID-19, rather than a one-sentence bullet on page 2.

In response to the Staff’s comments, we revised the summary on page 8 of our Amended Draft Registration Statement to clearly explain the impact of COVID-19 on our operations.

Enforceability of Civil Liabilities, page 44

2. Please file the consent of each counsel mentioned in this section.

In response to the Staff’s comments, we will file the consent of Dentons Law Offices, LLP (Guangzhou), our counsel with respect to PRC law, as exhibit 23.3 to our Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

3. Please revise your disclosures under the Provision for Income Taxes to more fully and clearly explain when and under what circumstances you expect favorable income tax rates to no longer be applicable to the company.

In response to the Staff’s comments, we revised the disclosure on page 71 of our Amended Draft Registration Statement to explain when and under what circumstances we expect favorable income tax rates to no longer be applicable to the Company.

Liquidity and Capital Resources, page 66

4. You disclose that you are a holding company and a substantial part of your business operations are conducted through the contractual arrangements between each UFG Entity and Xinjiang United Family. As a result, you currently rely for your revenue on dividends payments from Xinjiang United Family after it receives payments from the UFG Entities pursuant to the exclusive service agreements. Please address if there are any restrictions on your ability to declare dividends and discuss the potential impact on your liquidity, financial condition and results of operations, including disclosures similar to those required by Rule 4-08(e) of Regulation S-X.

In response to the Staff’s comments, we revised the disclosure on page 72 of our Amended Draft Registration Statement to disclose the restrictions on our ability to declare dividends and discuss the potential impact on our liquidity, financial condition, and results of operations.

5. You disclose that you advanced approximately $1.9 million to a related party in 2018 that was subsequently repaid in 2019. Please disclose and discuss the reason for the loan. Although we note you refer to “business purposes” in the notes to your financial statements, it is not clear what the loan related to or why it was funded. Please also disclose and discuss whether you intend to continue to provide related party loans in the future and, if applicable, address the potential risks and consequences of such loans on your liquidity.

In response to the Staff’s comments, we revised the disclosure on pages 74, 123, and F-22 of our Amended Draft Registration Statement to clarify what the advances were related to, and disclose that we do not intend to continue to provide related party advances in the future and that we do not expect any potential risks or negative consequences of such advances on our liquidity.

Related Party Transactions, page 116

6. Please update the disclosure in this section to be as of the most recent practicable date.

In response to the Staff’s comments, we updated the disclosure on page 123 of our Amended Draft Registration Statement to be as of the most recent practicable date.

Shares Eligible for Future Sale, page 133

7. The fourth paragraph on this page implies that your shareholders will sell shares in this offering, contrary to your disclosure on page 143. Please reconcile.

In response to the Staff’s comments, we revised the disclosure on page 140 of our Amended Draft Registration Statement to clarify that our shareholders will not sell shares in this offering.

Financial Statements

General, page F-1

8. Please provide updated interim financial statements and all related disclosures as required by Item 8(A)(5) of Form 20-F.

In response to the Staff’s comments, we provided updated interim financial statements and all related disclosures as required by Item 8(A)(5) of Form 20-F.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-13

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9. Please revise your disclosures to address the following:

●	disclose the amount of revenue you recognized during each period that was included in deferred revenue at the beginning of the period as required by ASC 606-10-50-8(b); and

●	provide additional disclosures related to your remaining performances obligations and the judgements you use to allocate amounts to performance obligations as required by ASC 606-10-50-13, 50-17 and 50-20

In response to the Staff’s comments, we revised the disclosure on pages 78 and F-14 of our Amended Draft Registration Statement.

Recent Accounting Pronouncements, page F-18

10. You disclose that for public business entities, ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please also disclose the date on which you will adopt this accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

In response to the Staff’s comments, we revised the disclosure on pages 79 and F-19 of our Amended Draft Registration Statement to disclose that we adopted ASU No. 2019-12 on January 1, 2021.

Note 13 - Subsequent Events, page F-28

11. Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

In response to the Staff’s comments, we revised the disclosure on page F-28 of our Amended Draft Registration Statement to disclose the specific date through which subsequent events have been evaluated and state that the date is the date the financial statements were issued.

General

12. Please tell us why you marked the box on the cover page indicating that you intend to offer shares of a delayed or continuous basis, given your disclosure that this is an underwritten offering.

We respectfully advise the Staff this offering is a firm commitment, underwritten offering. The Rule 415 box on the cover page is checked because we have agreed to issue warrants to the underwriter in connection with this offering, and therefore some securities being registered on our Form F-1 are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Cheng Chen
Name:	Cheng Chen
Title:	Chief Executive Officer and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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